Mail Stop 4561

May 12, 2006

Patrick Ternier, President
Artemis International Solutions, Inc.
4041 MacArthur Blvd., Suite 401
Newport Beach, CA 92660

> **RE:** **Artemis International Solutions, Inc.**
> **Schedule 13E-3**
> **File No. 5-58881**
> **April 13, 2006**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-29793**
> **Filed on April 13, 2006**

Dear Mr. Ternier:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. It appears that RCN Acquisition, Inc. should be named as a filing person on the Schedule 13E-3. Please note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3.

Schedule 14A

2. Disclose prominently that approval of the merger is assured. In this regard, when you discuss the vote required to approve the merger, you should disclose the number and percentage of shares that will be voted in favor of the merger proposal by agreements or understandings among Artemis shareholders.

Summary Term Sheet, page 1

3. Please expand the summary term sheet to disclose that Joe Liemandt serves as a director of the Artemis board, and also serves as the Chairman of the board of directors, CEO and President of Trilogy.

4. Please expand the summary term sheet to disclose that two of the three members of the special committee that initially decided to pursue an outright sale of the company, i.e., Messrs Liemandt and Pere, are "interested" board members.

5. Please also expand the summary term sheet to disclose each filing party's positions as to substantive and procedural fairness of this transaction to unaffiliated shareholders.

6. Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

7. Please define "Proha" the first time you use this term, which we note is on page 3. In that regard, we note that, in addition to being Artemis' majority stockholder, Proha has numerous related party agreements with Artemis, as disclosed on page 36.

Q: Why are you proposing the Merger, page 6

8. Refer to the first sentence which provides an overly generalized description of the reasons for the Merger. Revise to provide a brief but meaningful discussion of why the company is engaging in the current going-private transaction. Conclusory statements such as the "Merger is advisable and fair to, and in the best interests of, Artemis and all our stockholders" provides little insight into the reasons behind the transaction.

Q: Did our board of directors receive an opinion from an independent financial advisor in connection with the Merger?

9. We note the disclosure on page 33 that, pursuant to the Cowen engagement letter, if the transaction is consummated, Cowen will be entitled to receive a transaction fee.   Here and in all other applicable places in the proxy statement, please revise any references to the advisor's fairness opinion and analyses to address this contingent payment. Disclose the amount of this contingent transaction fee.

10. Stockholders are entitled to rely on the opinion of Cowen. Please delete the term "solely" in the second to the last sentence which implies otherwise.

Cautionary Statement Regarding Forward-Looking Statements, page 12

11. Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please either remove the references to the Private Securities Litigation Reform Act or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing. See also page 74.

Comparative Market Price and Dividend Information, page 14

12. Item 1002(c) of Regulation M-A requires disclosure of the high and low prices for the subject security for each quarter during the past two years. Please expand to include the prices for 2006.

Special Factors, page 16

Purpose and Structure of the Merger, page 16

13. The discussion of your reasons for pursuing the going private transaction should include discussions of your revenue and net income decreases during the last two years.

Background of the Merger, page 16

14. Balance the last sentence in the first paragraph under this heading to note that the trading prices have also exceeded the merger price. In this regard, we note that during the first three quarters of 2005 the low price during the quarter was greater than the merger price.

15. We note your disclosure in the third full paragraph on page 17 that among the reasons considered for an outright sale were that Sarbanes-Oxley requirements "were likely to require significant increases in [your] ongoing expenses…of remaining a public company." As you have noted that these requirements took effect in 2002, please clarify why the company has decided to go private at this time and what has changed, in this regard, in the last four years. Further, quantify these amounts to the extent practicable.

16. We refer you to your disclosure in the penultimate paragraph on page 17 and the first full paragraph on page 18. Please discuss in more detail the "other alternatives" to an outright sale considered by the Board and the reasons for their rejection. Tell us whether these alternatives were reconsidered as the acquisition prices declined.

17. We note your disclosure in the last paragraph on page 19 that the then current top bidder had "previously indicated" it would be comfortable with allowing Proha to participate in the merger. Please discuss all previous conversations regarding Proha's participation. Disclose when these negotiations took place, and who initiated and participated in the negotiations.

18. Please describe the extent to which the board considered the competing offer described in the third paragraph on page 21. State the reasons for the board's rejection of this offer, particularly in light of the fact that it was $0.20 per share higher than the then highest bid. See, Item 1014(f) of Regulation M-A.

19. We note your disclosure on page 22 that the Company retained Frederick M. Joseph as an independent consultant. Please provide copies of any information that Mr. Joseph provided to the boards in connection with this transaction, including summaries of any oral presentations.

20. It appears that the first time you discuss Trilogy is on page 22, where you disclose that Trilogy submitted an acquisition offer on February 8, 2006. Please confirm whether this is the first time Trilogy was involved as a potential strategic partner, bidder and/or financial sponsor.

21. As Mr. Liemandt also serves as the Chairman of the board of directors, CEO and President of Trilogy, please provide expanded disclosure as to the nature of his participation in the negotiations of the company prior to the formal involvement of Trilogy. In that regard, we note that Mr. Liemandt served on the special board committee charged with exploring strategic alternatives for the company and that, as disclosed on page 24, he participated in the due diligence conducted by various other bidders.

22. We note the disclosure that, on March 2, 2006, the "disinterested members" of the board met to discuss the sales process involving Trilogy. Please revise to

4

disclose whether the "disinterested members" referenced here included Pekka Pere, the CEO of Proha, and Olof Odman, the Chairman of the board of directors of Proha, and disclose whether Messrs. Pere or Odman participated in this meeting and in any other meetings involving the Trilogy offer and whether or not to include the Proha shop-right provision. In that regard, we note several instances where you disclose that Messrs. Pere and Liemandt were not in attendance at certain meetings, but make no mention of Mr. Odman. In addition, please expand your disclosure to discuss the deliberations of the board in determining to pursue an offer that had a lower purchase price per share but that included the Proha shop-right provision.

23. Please expand your disclosure to discuss the negotiations with the security holders who have entered into the Voting Agreement.

<u>Recommendation of Our Board of Directors; Fairness of the Merger, page 24</u>

24. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

25. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the <u>unaffiliated</u> security holders. Please revise the disclosure throughout the document to clarify that the fairness determinations have been made with respect to unaffiliated security holders alone, rather than "all our stockholders," "Artemis and our stockholders" or "Artemis and all our stockholders." Statements indicating a belief that the transaction is fair to stockholders generally are inadequate because the disclosure does not distinguish between affiliated and unaffiliated stockholders. Please revise the board statements as to fairness to address specifically whether their fairness determination pertains to unaffiliated security holders alone. See Q&A No. 19 in SEC Release No. 17719 (Apr. 13, 1998). Ensure that you have consistently made this distinction throughout the proxy statement.

26. Here and in all other places in the document, please delete the discussion concerning "arm's length transaction" and "arms-length negotiations." References to arm's-length negotiations are inappropriate in a going private transaction.

27. Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party's fairness determination. A listing of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. For example, on page 25, you indicate that the board considered its knowledge of "our business, assets, financial

condition and results of operations, our competitive position, the nature of our business and the industry and which we operate." You do not, however, explain how this factor contributed to the board's determination that the transaction is fair.

28. On page 26, explain why it is the board does not believe that your net book value has no correlation to the fair value of your shares in the context of the sale of Artemis.

29. Your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the absence of any of the safeguards identified in Items 1014(c) and (d) of Regulation M-A. Furthermore, as previously indicated, please revise the disclosure to indicate whether or not the proposed transaction is procedurally fair to the unaffiliated security holders.

30. If a filing person, including RCN or the Affiliated Stockholders, relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another's analyses, which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719. In this regard, it appears that the board is relying on Cowen's analysis of the company's historical stock prices. Further, address what consideration the board gave to the fact that the merger price reflects a 59% discount to the highest stock price during the last twelve months.

Opinion of Cowen & Co., LLC Regarding the Transaction, page 28

31. You state that the summary of the written opinion of Cowen is qualified in its entirety by reference to the full text of such opinion. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Revise as appropriate.

32. Briefly describe the assumptions made and limitations on the scope imposed on Cowen's opinion.

33. We note your indication that Cowen reviewed "certain publicly available financial and other information . . . and certain other relevant financial and operating data furnished to Cowen by Artemis management" as well as "financial studies, analyses, investigations, and such other factors that Cowen deemed relevant." Please note that any non-public information used by

Cowen in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Cowen that it used to formulate its opinion, including the specific assumptions outlined in Cowen's fairness opinion and report.

34. Please disclose whether the Financial Projections disclosed on page 15 were among the information furnished to Cowen and incorporated into its opinion. Disclose the material assumptions underlying these projections and, if calculated, their implied per share valuation of Artemis.

35. Explain the reasons, particularly if "subsequent developments" should affect the opinion, why Cowen "does not have any obligation to update, revise or reaffirm its opinion".

36. Although we understand that you filed the opinion of Cowen & Co., LLC as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the board by Cowen concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such as board books, slides, etc.

37. For each analysis performed, explain the significance of each finding and how the results support the final determination of the fairness of the merger consideration. In this regard, for each analysis, disclose the implied equity value and implied price per share, as applicable. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

38. Please describe, with more specificity, your relationship with Cowen & Co., LLC during the past two years. Include within your discussion the amount of compensation paid during that time. See Item 1015(b)(4) of Regulation M-A.

39. For each analysis performed, explain the significance of each finding and how the results support the final determination of the $1.60 common stock purchase price consideration being offered to shareholders. The disclosure

regarding the multiples implied by ratio of "Enterprise Value" to "LTM revenues" is difficult to comprehend and should be revised to provide the insight necessary for a meaningful understanding of Cowen's analysis. In this regard, we note that the multiples implied by the consideration to be received in the Merger are less than the averages of the respective sample company/ transaction multiples.

Analysis of Selected Publicly Traded Companies, page 30

40. Given that you concede that the selected companies cannot be directly compared to Artemis, explain why Cowen deemed these companies comparable.

41. Clarify your statement that the Selected Companies had criteria similar "to what might be expected" of Artemis. Reconcile how Cowen determined "what might be expected" of Artemis with the disclosure on page 32 that Cowen had no reliable financial performance projections.

Analysis of Selected Transactions, page 30

42. Disclose the criteria used to determine the business sale transactions selected for comparison and identify these transactions by the companies involved and date of the transaction. We again note disclosure that none of the referenced transaction is directly comparable to the Artemis/Trilogy transaction. Tell us whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not.

Analysis of Premiums Paid in Selected Transactions, page 31

43. Please disclose Cowen's basis for selecting these particular sets of Selected Transactions and tell us into which set – Software Industry or Small Cap Software Industry – each of the 9 Precedent Transactions fall.

Discounted Cash Flow Analysis, page 32

44. Please explain in greater detail why Cowen could not utilize the Financial Projections summarized on page 15 to conduct a discounted cash flow analysis.

45. Quantify the transaction fee to be received by Cowen if the transaction is consummated and the fee Cowen received for rendering its opinion.

Interest of Trilogy Directors in the Merger, page 34

>   46. Disclose the effect of the transaction on each affiliate's interest in the net book value and net income of Artemis in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Financing of the Merger, page 38

>   47. Please disclose in this section the total amount of consideration to be paid, including the Merger Consideration and Liquidation Consideration, as such terms are defined in this document.

RCN and the Affiliated Stockholders' Position as to Fairness of the Merger

>   48. Expand to describe the going concern analysis performed by RCN and the Affiliated Stockholders as noted in the final paragraph.

Advantages and Disadvantages of the Merger, page 40

>   49. Please reconcile the implied premiums in the first bullet on page 41 with your disclosure on page 32.

The Position of the Executive Officers as to the Fairness of the Merger, page 41

>   50. Please explain in greater detail how the factors described in the sixth and seventh bullets in the list beginning on page 41 to demonstrate the fairness of the Merger to "unaffiliated" security holders, given the fact that the "controlling stockholder" and holders representing a majority of the outstanding shares are "affiliated" by virtue of their participation in, and Voting Agreement to approve, the Merger.

Conditions to the Merger, page 50

>   51. Given that completion of the Merger might not occur until September 2006 or later, tell us what consideration you will give to the continued reliability of Cowen's report, which was issued in March 2006.

Annex C

>   52. Please revise the opinion or the disclosure in the proxy statement to clarify that Cowen has consented to the use of the opinion in the document.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397. If you require further assistance, please contact Anne Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs,
Assistant Director

cc.   Robert Matlin, Esq.
        by facsimile at 212-536-3901